SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : August 9, 2002

By : ______________________________

Name : Widya Purnama
Title : President

INDOSAT

Ref. 855/GUI/HM.110/02

August 9th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525
Attn.: **Filing Desk**

Re. : Release of PT Indosat Multi Media Mobile Obtained Syndication Loan of Rp 1.5 Trillion to Develop Cellular Business

Dear Sir,

Please find attached the release of PT Indosat Multi Media Mobile Obtained Syndication Loan of Rp 1.5 Trilion to Develop Cellular Business, which is announced on August 9th, 2002.

Thank you for your attention.

Sincerely yours,

Widya Purnama
President

Jl. Medan Merdeka Barat 21
P.O. Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax : 021.345.8155, 380.9633

INDOSAT

For immediate release :

PT Indosat Multi Media Mobile Obtained Syndication Loan of Rp 1,5 Trillion to Develop Cellular Business

Jakarta, *August 9, 2002* – Perusahaan Perseroan Indonesian Satellite Corporation Tbk ("The Company") today announced that PT Indosat Multimedia Mobile ("IM3"), which is 99.94 % owned by The Company, has signed an agreement on syndication loan of Rp 1.5 Trillion on August 7, 2002 to develop cellular business. The joint press release issued by IM3 and Bank Syndication is as attached.

Indosat is a full telecommunication network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)

Indosat Multi Media Mobile is the first GSM 1800 cellular company in Indonesia. As of June 2002, it served an estimated 280,000 subscribers.//

For further information, please contact :
PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

(Unofficial Translation)*
Joint Press Release

Syndication Loan of Rp 1.5 Trillion to Develop IM3 Network

Jakarta, 7 Agustus 2002 – PT Indosat Multimedia Mobile ("IM3"), the first GPRS in Indonesia, today (8/7) has signed an agreement on bank syndication loan of Rp 1.5 Trillion. The agreement has been signed by IM3 and banks consortium which consist of eight local banks in Indonesia : Bank Mandiri, Bank BNI, Bank BCA, Bank Rakyat Indonesia, Bank Danamon, Bank Bukopin, Bank Syariah Mandiri and Bank BNI Usaha Syariah Division.

The loan agreement was signed in The Dharmawangsa, Jakarta, by IM3's Board of Directors as the debtor, PT Andalan Artha Advisindo Sekuritas ("AAA") and Bank Mandiri as the arranger and representatives from banks/creditors syndication consortium.

"The syndication loan is a the largest rupiah loan ever since economic crisis in Indonesia and it is expected to support IM3 in developing its cellular business for Batam, Bintan, Java and Bali. It is also an evidence of the banks' trust to Indosat Group's ability to develop its business", stated Abdul Rachman, Senior Vice President Government *Relationship Management* Bank Mandiri.

The loan will be used to develop and enhance network quality. With this investment, IM3 will build new BTS (base transceiver station) that will double IM3 network capacity.

"According to the feedback that we received, the banks agreed to give the credit by considering that IM3 is an innovative operator in fast growing cellular industry. IM3 is considered to have a good prospect to grow, in term of technology and number of subscribers", **Zamzam Reza**, President of AAA, said.

"We are very pleased and thankful for the attention and trust from the bank included in the syndication. The loan will be used fully to develop IM3 network, both for quality improvement and coverage expansion, so we can increase our service to customers", Yudi Rulanto, CEO of IM3, mentioned.

IM3 currently is the most innovative cellular company and also the first GPRS provider in Indonesia. GPRS is an advance technology in cellular telecommunications industry. IM3 also provide excellent quality of voice service, using GSM 1800 frequency and EFR (Enhanced Full Rate) that will bring clearer voice.

With the new investment, it is expected that IM3 customers will be able to communicate more comfortably. With that, not only voice communications through IM3 network that will be more comfortabe, but also sophisticated feature offered could be used optimally by customers.

---

* This is an un-official translation from a document originally written in Bahasa Indonesia, should there be any difference translation with the original version in Bahasa Indonesia, the Bahasa Indonesia version shall prevail as the correct reference.

For further information, please contact :

Sutji Lantyka
Corporate Communication
PT Indosat Multimedia Mobile
Tel : +6221 230-2211
Fax : +6221 230-5531
E-mail : **lantyka@indosat-m3.com**

Amiruddin/Reza Gunawan
Investment Banking Division
PT Andalan Artha Advisindo Sekuritas
Tel : +6221 515-2640
Fax : +6221 515-2644
E-mail : **amir@aaasecurities.com/reza@aaasecurities.com**

Soeswidijono
Office of Corporate Secretary Group
Corporate Communication Dept.
PT Bank Mandiri (Persero)
Tel : +6221 524-5858
Fax : +6221 524-5846
E-mail : **soeswidijono@bankmandiri.co.id**

Siaran Pers Bersama

Pinjaman Sindikasi Rp 1,5 triliun Untuk Pengembangan Jaringan IM3

Jakarta, 7 Agustus 2002 – PT Indosat Multimedia Mobile (IM3), pelopor GPRS di Indonesia, hari ini (7/8) telah menandatangani perjanjian pinjaman sindikasi perbankan sejumlah Rp 1,5 triliun. Perjanjian tersebut ditandatangani IM3 bersama konsorsium yang terdiri dari 8 bank lokal di Indonesia, yaitu Bank Mandiri, Bank BNI, BCA, Bank Rakyat Indonesia, Bank Danamon, Bank Bukopin, Bank Syariah Mandiri, dan Bank BNI Divisi Usaha Syariah.

Penandatanganan kerjasama pinjaman tersebut dilakukan di The Dharmawangsa, Jakarta, oleh Direksi IM3 selaku Debitur, PT Andalan Artha Advisindo Sekuritas (AAA) dan Bank Mandiri yang bertindak sebagai *Arranger*, serta perwakilan dari konsorsium bank/kreditur sindikasi.

"Pinjaman sindikasi ini merupakan pinjaman sindikasi dalam mata uang rupiah yang terbesar pertama sejak krisis ekonomi melanda Indonesia dan diharapkan pinjaman ini sangat membantu IM3 dalam mengembangkan bisnis selulernya untuk wilayah Batam, Bintan, Jawa dan Bali. Serta menjadi bukti nyata bahwa perbankan sangat menaruh kepercayaan kepada Indosat Group untuk dapat mengembangkan usahanya", kata **Abdul Rachman**, *Senior Vice President Government Relationship Management* Bank Mandiri.

Pinjaman ini akan dimanfaatkan IM3 untuk mengembangkan dan menyempurnakan kualitas jaringannya. Dengan investasi sebesar itu, IM3 akan melakukan pembangunan BTS-BTS (*base transceiver station*) baru, sehingga kapasitas jaringan IM3 akan meningkat dua kali lipat.

"Berdasarkan umpan balik yang kami terima, para bank bersepakat memberikan kredit ini dengan pertimbangan bahwa IM3 adalah operator yang inovatif dalam industri seluler yang berkembang sangat pesat. IM3 dinilai memiliki prospek pertumbuhan yang baik, dalam hal teknologi maupun jumlah pelanggan." menurut **Zamzam Reza**, Presiden Direktur AAA.

"Kami sangat berterimakasih atas perhatian dan kepercayaan yang diberikan oleh bank-bank yang tergabung dalam sindikasi ini. Pinjaman tersebut akan kami gunakan sepenuhnya untuk pengembangan jaringan IM3, baik dari peningkatan kualitas maupun perluasan coverage, sehingga pada akhirnya akan meningkatkan pelayanan IM3 kepada pelanggan" ujar **Yudi Rulanto**, Direktur Utama IM3.

Seperti telah diketahui, IM3 adalah operator seluler paling inovatif saat ini, karena telah memberikan layanan GPRS pertama di Indonesia, suatu teknologi mutakhir dalam industri telekomunikasi seluler. IM3 juga memberikan layanan yang berkualitas untuk penggunaan *voice*, menggunakan frekuensi GSM 1800 ditambah EFR (*Enhanced Full Rate*) sehingga kualitas suaranya lebih jernih.

Dengan adanya investasi baru ini, diharapkan pelanggan IM3 dapat berkomunikasi dengan lebih leluasa dan lebih nyaman. Sehingga, tak hanya komunikasi *voice* dengan jaringan IM3 yang menjadi lebih nyaman, tapi juga kecanggihan yang ditawarkan IM3 dapat dimanfaatkan pelanggan dengan lebih optimal.

Untuk keterangan lebih lanjut, hubungi:

Sutji Lantyka
Corporate Communication
PT Indosat Multimedia Mobile
Tel : +6221 230-2211
Fax : +6221 230-5531
E-mail : **lantyka@indosat-m3.com**

Amiruddin/Reza Gunawan
Investment Banking Division
PT Andalan Artha Advisindo Sekuritas
Tel : +6221 515-2640
Fax : +6221 515-2644
E-mail : **amir@aaasecurities.com/reza@aaasecurities.com**

Soeswidijono
Office of Corporate Secretary Group
Corporate Communication Dept.
PT Bank Mandiri (Persero)
Tel : +6221 524-5858
Fax : +6221 524-5846
E-mail : **soeswidijono@bankmandiri.co.id**